January 31, 2006
Mark W. Bellomy
(617) 951-7785
mbellomy@ropesgray.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Suzanne Hayes and Sonia Barros

Re:	Iomai Corporation Registration Statement on Form S-1 Filed October 3, 2005 File Number 333-128765
Ladies and Gentlemen:
     On behalf of Iomai Corporation (the “Company”), below please find the Company’s proposed response to a telephonic comment received by Ropes & Gray LLP, Company counsel, from Ms. Sonia Barros of the Staff (the “Staff”) of the Securities and Exchange Commission on January 30, 2006. If this proposed response is acceptable to the Staff, the Company will reflect the response by making changes to the disclosure in the Registration Statement referenced above in the prospectus it will file under Rule 424(b) following the effective time.
     On behalf of the Company, we advise you as follows:
Telephonic Comment (paraphrased)
1.	Please provide additional disclosure relating to the Company’s recent traveler’s diarrhea human clinical trial similar in scope to the existing disclosure relating to the Company’s other clinical trials. The disclosure should identify the study, who conducted it and whether the study was designed to measure the difference between the two patches. The disclosure should also disclose the two sample sizes, whether all of the subjects that were or are to be studied in the particular trial were included in the results and whether these reported results were preliminary observations or subject to statistical analysis. If analysis was done, the registrant should disclose the degree of significance as measured by the p values they obtained.

Securities and Exchange Commission	January 31, 2006
     Response: In response to the Staff’s comment, the Company proposes to make the following changes to the prospectus it will file under Rule 424(b) following the effective time:
Replace (i) the second sentence of the first full paragraph on page 2 and (ii) the third sentence of the second full paragraph on page 51, with the following:
“In a recent Phase 1/2 travelers’ diarrhea trial comparing our current dry patch formulation to a wet patch, interim data indicates that our current dry patch formulation provided equal or greater immune responses to vaccination than the wet patch.”
Replace the second paragraph on page 61 with the following:
“We are conducting a Phase 1/2 travelers’ diarrhea human clinical trial involving 160 subjects in the United States. In this study, we are comparing the dry and wet formulations of our patches with several skin pretreatment regimens. We are testing a total of 8 groups, each with 20 subjects. 100 subjects have been dosed using a dry formulation and 60 subjects have been dosed using a wet formulation. All but one group received 2 doses of LT, the first on the first day 0 and the second 21 days later. The final group received just one dose of LT, which was administered on the first day. The study was designed to ascertain whether immune responses after wearing the dry patch formulation were equal to those obtained with wet patches, and the protocol was designed to allow for analysis of immune responses at 21 days after the initial vaccination. Interim analysis of the data for all subjects as of day 21 indicates that our current dry patch formulation provided equal or greater immune responses than the wet patch formulation. In the head-to-head groups the dry patch test subjects experienced higher responses as measured by fold rise in antibody levels in one group (27.0 fold rise in antibody levels for dry patch v. 9.3 fold rise in antibody levels for wet patch, p=0.03) and was equivalent in the other groups compared to the wet patch at day 21 (p> 0.05). Under the protocol we will continue to follow the immune responses for each group over a period of 200 days.”
A copy of the relevant pages of the prospectus marked to show these changes is enclosed.

Securities and Exchange Commission	January 31, 2006
     The Company plans to submit an acceleration request today seeking effectiveness for the Registration Statement as of 9:00 AM Eastern Standard Time on Wednesday, February 1, 2006, so please contact the undersigned as soon as possible by telephone at (617) 951-7785 or by facsimile at (617) 951-7050 if you have any additional comments or if you require any additional information. Thank you for your assistance.
Very truly yours,
/s/ Mark W. Bellomy
Mark W. Bellomy
Enclosures

cc:	Stanley C. Erck Frederick W. Kanner, Esq.